Ascent Solar Technologies, Inc.

12300 Grant Street

Thornton, CO 80241

December 31, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kristin Baldwin

RE: Ascent Solar Technologies, Inc. (the “Company”)
Registration Statement on Form S-3
(File No. 333-292425) (the “Registration Statement”)

Dear Ms. Baldwin:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. Eastern Time on Tuesday, January 6, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with James Carroll of Carroll Legal LLC, counsel to the Company, at (303) 888-4859.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ASCENT SOLAR TECHNOLOGIES, INC.

By: /s/ Jin Jo

Name: Jin Jo

Title: Chief Financial Officer